UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

CNX Coal Resources LP

(Name of Issuer)

Common Units

(Title of class of securities)

12592V100

(CUSIP number)

December 31, 2015

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12592V100	SCHEDULE 13G	Page 2 of 5 Pages

1.	Name of Reporting Person: CONSOL Energy Inc.
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power: 1,050,000(a)
	6.	Shared Voting Power: None
	7.	Sole Dispositive Power: 1,050,000(a)
	8.	Shared Dispositive Power: None
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,050,000(a)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐
11.	Percent of Class Represented By Amount In Row (9): 9.04%(b)
12.	Type of Reporting Person: CO

(a)	Excludes 11,611,067 subordinated units held by the Reporting Person, which units convert on a one-for-one basis into common units at the end of the subordination period, as described in the Issuer’s Registration Statement on Form S-1 filed on April 1, 2015, as amended (No. 333-203165). If all subordinated units were converted into common units the Reporting Person would hold 12,661,067 common units.
(b)	Based upon 11,611,067 Common Units outstanding as of October 31, 2015, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 3, 2015, and does not give effect to the conversion of the subordinated units. After giving effect to the conversion of all of the subordinated units, the Reporting Person’s beneficial ownership would be 54.5%.

CUSIP No. 12592V100	SCHEDULE 13G	Page 3 of 5 Pages

Item 1.	(a)	Name of Issuer:

CNX Coal Resources LP

	(b)	Address of Issuer’s Principal Executive Offices:

1000 Consol Energy Drive
Canonsburg, PA 15317

Item 2.	(a)	Name of Persons Filing:

CONSOL Energy Inc.

	(b)	Address or Principal Business Office or, if none, Residence:

1000 Consol Energy Drive

Canonsburg, PA 15317

	(c)	Citizenship or Place of Organization:

CONSOL Energy Inc. Delaware

	(d)	Title of Class of Securities:

Common Units representing limited partner interests

	(e)	CUSIP Number:

12592V100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:

The Reporting Person has the following beneficial ownership of the Common Units of the Issuer:

(a) Amount beneficially owned:	1,050,000	(a	)
(b) Percent of class:	9.04%	(b	)
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote:	1,050,000	(a	)
(ii) Shared power to vote or to direct the vote:	None
(iii) Sole power to dispose or to direct the disposition of:	1,050,000	(a	)
(iv) Shared power to dispose or to direct the disposition of:	None

(a)	Excludes 11,611,067 subordinated units held by the Reporting Person, which units convert on a one-for-one basis into common units at the end of the subordination period, as described in the Issuer’s

CUSIP No. 12592V100	SCHEDULE 13G	Page 4 of 5 Pages

Registration Statement on Form S-1 filed on April 1, 2015, as amended (No. 333-203165). If all subordinated units were converted into common units the Reporting Person would hold 12,661,067 common units.

(b)	Based upon 11,611,067 Common Units outstanding as of October 31, 2015, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 3, 2016, and does not give effect to the conversion of the subordinated units. After giving effect to the conversion of all of the subordinated units, the Reporting Person’s beneficial ownership would be 54.5%.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

Not applicable.

CUSIP No. 12592V100	SCHEDULE 13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 23, 2016	CONSOL Energy Inc.

/s/ David M. Khani
	By:	David M. Khani
Executive Vice President and Chief Financial Officer